UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

THORNBURG MORTGAGE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

885218800

(CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue, 35th Floor

New York, New York 10022

Telephone:  (212) 230-9487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
TMA Ltd.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 114,249,521 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 114,249,521 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 114,249,521 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 39.4% (See Item 5)

14.	Type of Reporting Person CO

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
TMA (Cayman) L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 114,249,521 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 114,249,521 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 114,249,521 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 39.4% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Global Partners III LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,542,928 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,542,928 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,542,928 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 42.2% (See Item 5)

14.	Type of Reporting Person HC

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Global Advisers LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,542,928 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,542,928 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,542,928 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 42.2% (See Item 5)

14.	Type of Reporting Person IA

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,542,928 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,542,928 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,542,928 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 42.2% (See Item 5)

14.	Type of Reporting Person HC

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
MatlinPatterson LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,542,928 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,542,928 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,542,928 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 42.2% (See Item 5)

14.	Type of Reporting Person HC

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
David J. Matlin

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,542,928 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,542,928 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,542,928 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 42.2% (See Item 5)

14.	Type of Reporting Person IN

CUSIP No. 885218800

1.	Name of Reporting Person I.R.S. Identification No.
Mark R. Patterson

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,542,928 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,542,928 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,542,928 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 42.2% (See Item 5)

14.	Type of Reporting Person IN

INTRODUCTION.

This Schedule 13D Statement (this “Statement”) is filed on behalf of (i) TMA Ltd., a Cayman Islands limited company, (ii) TMA (Cayman) L.P., a Cayman Islands limited partnership (“TMA (Cayman)”), by virtue of the controlling ownership interests it holds in TMA Ltd., (iii) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of TMA (Cayman), (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by TMA (Cayman), (v) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a Delaware limited liability company, as the holder of all of the voting interests in Matlin Global Partners and all of the membership and voting interests of Matlin Advisers, (vi) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management and (vii) David J. Matlin and Mark R. Patterson, each as a holder of 50% of the membership interests in MatlinPatterson. TMA Ltd., TMA Cayman, Matlin Global Partners, Matlin Advisers, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person.”  The purpose of this Statement is to disclose the beneficial ownership of the Reporting Persons in the common stock, par value $0.01 per share (“Common Stock”), of Thornburg Mortgage, Inc. (the “Issuer”).

Item 1.

Security and Issuer

The name of the Issuer is Thornburg Mortgage, Inc.  This Statement relates to the Common Stock.  The principal executive office of the Issuer is 150 Washington Avenue, Santa Fe, New Mexico, 87501.

Item 2.

Identity and Background

The address of the principal office of each Reporting Person is:

c/o MatlinPatterson Global Advisers LLC

520 Madison Avenue, 35th Floor

New York, New York 10022

(i)  TMA Ltd. is a limited company organized under the laws of the Cayman Islands.  TMA Ltd. is in the business of investing in equity and debt securities of companies.  The name, business address and present principal occupation of the directors of TMA Ltd. are listed on Schedule I of this Schedule 13D.  TMA Ltd. does not have any executive officers.

(ii)  TMA (Cayman) is a limited partnership organized under the laws of the Cayman Islands.  TMA (Cayman) is in the business of investing in equity and debt securities of companies.

(iii)  Matlin Advisers is a limited liability company organized under the laws of Delaware.  The principal business of Matlin Advisers is to serve as investment adviser to each of MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”) and MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”). Matlin Advisers also serves as investment adviser to TMA (Cayman).  Schedule I to this Statement lists the name, business address and title of the executive officers of Matlin Advisers.

(iv)  Matlin Global Partners is a limited liability company organized under the laws of Delaware.  The principal business of Matlin Global Partners is to serve as general partner of each of the Matlin Partners. Matlin Global Partners also serves as general partner of each of TMA (Cayman), MP TMA (as defined in Item 4 below) and MP TMA (Cayman) (as defined in Item 4 below).  Schedule I to this Statement lists the name, business address and title of the executive officers of Matlin Global Partners.

(v)  Matlin Asset Management is a limited liability company organized under the laws of Delaware.  Matlin Asset Management is the holder of all the voting and membership interests in Matlin Advisers and holds all of the voting interest in Matlin Global Partners.  Matlin Asset Management’s principal business is owning its interest in each of Matlin Advisers and Matlin Global Partners.

(vi) MatlinPatterson is a limited liability company organized under the laws of Delaware.  MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management.  MatlinPatterson’s principal business is owning Matlin Asset Management.

(vii)  David J. Matlin and Mark R. Patterson each holds 50% of the membership interests in MatlinPatterson.  David J. Matlin’s principal occupation is acting as Chief Executive Officer of Matlin Advisers and Mark R. Patterson’s principal occupation is acting as Chairman of Matlin Advisers.  David J. Matlin and Mark R. Patterson are both citizens of the United States of America.

(viii)  In the past five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) have been (a) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor has any of the Reporting Persons been found to have violated such laws.

The information set forth in the Introduction is hereby incorporated by reference herein.

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by MP TMA, MP TMA (Cayman) and TMA Ltd. in connection with the Financing Transaction (as defined in Item 4) consisted of $475 million in investment funds, which were obtained by the Matlin Partners and TMA (Cayman) from capital commitments

Schedule 13D

made by their respective partners. The information set forth in Item 4 below is incorporated herein by reference.

Item 4.

Purpose of Transaction

On March 31, 2008, the Issuer raised an aggregate of $1.15 billion from the sale of Senior Subordinated Secured Notes due 2015 (“Senior Subordinated Notes”), detachable Class B warrants exercisable for 16,860,705 shares of Common Stock (“Initial Warrants”) and interests in the Principal Participation Agreement, dated March 31, 2008, by and among the Issuer and the participants thereto (the “Participants”), as amended (the “Principal Participation Agreement”), in a private placement to qualified institutional buyers under Section 4(2) of the Securities Act of 1933, as amended, with MP TMA L.P. (“MP TMA”) and MP TMA (Cayman) L.P. (“MP TMA (Cayman)”) and their affiliates (collectively, the “MP Entities”) as the lead investor.  In addition, $200 million was originally placed in escrow by investors, of which approximately $11.4 million was withdrawn on June 30, 2008 (the “Escrowed Funds”), and the Issuer placed detachable Class B Warrants exercisable into 2,932,336 shares of Common Stock (the “Escrowed Warrants”) (prior to giving effect to any anti-dilution adjustments) in escrow with the Wilmington Trust Company on behalf of such purchasers.

Pursuant to the Purchase Agreement dated March 31, 2008 between the subscribers thereto (collectively, the “Subscribers”) and the Issuer, as amended (the “Purchase Agreement”), for an aggregate purchase price of $475.0 million, (i) MP TMA and MP TMA (Cayman) acquired 5,365,882 and 1,598,303, respectively, of the 16,860,705 Initial Warrants (which have been fully exercised into shares of Common Stock), (ii) TMA Ltd., MP TMA and MP TMA (Cayman) acquired rights to receive certain additional warrants, including the Escrowed Warrants and Additional Warrants (as defined below), as provided in the Purchase Agreement, (iii) TMA Ltd. received interests in the Principal Participation Agreement, and (iv) MP TMA and MP TMA (Cayman) acquired $475 million aggregate principal amount of Senior Subordinated Notes.

On October 1, 2008, due to failure to satisfy certain conditions in the Purchase Agreement (the “Triggering Event”) on or prior to September 30, 2008, the remaining $188.6 million of Escrowed Funds was released to the escrow subscribers and, in connection with the release of the Escrowed Funds, the holders of the Senior Subordinated Notes became entitled to receive Escrowed Warrants.  MP TMA and MP TMA (Cayman) received 1,024,161 and 305,061 shares of Common Stock, respectively, upon the exercise of their Escrowed Warrants on November 19, 2008.  The Escrowed Warrants were exercised at $0.01 per share of Common Stock received for an aggregate purchase price of $10,241.61 paid by MP TMA and $3,050.61 paid by MP TMA (Cayman) for the underlying shares of Common Stock.

On November 19, 2008, the exchange offer and consent solicitation by the Issuer in respect of the outstanding shares of its preferred stock expired and the Issuer accepted all validly tendered shares of preferred stock for exchange.  On November 20, 2008, the Issuer amended its charter to amend and/or eliminate certain provisions related to the preferred stock, such as dividend blockers on junior stock.  In exchange for the validly tendered shares of preferred stock, on November 21, 2008, the Issuer issued 126,260,109 shares of Common Stock to the tendering holders.  On December 2, 2008, each series of the preferred stock was delisted from the New York Stock Exchange and withdrawn from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On November 26, 2008, the Issuer issued to the Participants detachable Class B Warrants exercisable into 276,519,943 shares of Common Stock at an exercise price of $0.01 per share (the “Additional Warrants”), of which TMA Ltd. received warrants exercisable into 114,249,521 shares of Common Stock.  As a result, the final condition to the Triggering Event was satisfied, resulting in the termination of the Principal Participation pursuant to its terms. Additionally, due to the satisfaction of the Triggering Event, pursuant to the terms of the indenture, dated March 31, 2008 (as supplemented, the “Indenture”), among the Issuer, the note guarantors party thereto and Wilmington Trust Company, as Trustee, the interest rate on the Senior Subordinated Notes (which had been accruing at 18% per annum) was reduced to 12% per annum and all interest accrued in excess of 12% per annum at that time was cancelled.

The transactions above are collectively referred to herein as the “Financing Transaction.”

All of the warrants referred to above (the “Warrants”) are and will be subject to the Warrant Agreement, dated March 31, 2008, between the Issuer and the warrantholders party thereto (the “Warrant Agreement”).  The holders of shares of Common Stock issued upon exercise of Warrants and Additional Warrants are entitled to unlimited piggyback and unlimited demand registration rights (including the right to demand one or more shelf registration statements) on the terms set forth in the Warrant Agreement.

Moreover, in the Warrant Agreement, the Issuer agreed (i) to cause the Issuer’s board of directors to consist of 10 directors on March 31, 2008 subject to future increase or decrease in accordance with the Issuer’s by-laws and the Warrant Agreement, (ii) that for so long as MP TMA and MP TMA (Cayman) and affiliates beneficially own unexercised warrants or shares of Common Stock representing (a) at least 5% but less than 10% of the shares of Common Stock outstanding on a fully-diluted basis, they may designate one director, (b) at least 10% but less than 15% of the shares of Common Stock outstanding on a fully-diluted basis, they may designate two directors, and (c) at least 15% of the shares of Common Stock outstanding on a fully-diluted basis, they may designate three directors and (iii) the Issuer shall appoint to its board of directors at least two directors designated by warrantholders other than the MP Entities. Designated directors may be removed at the request of the designating warrantholder or for cause, and the designating warrantholder may appoint his or her replacement.

Effective April 22, 2008, David J. Matlin and Mark R. Patterson were elected as members of the board of directors of the Issuer pursuant to the rights granted to the MP Entities in the Warrant Agreement discussed above. Subsequently, David J. Matlin and Mark R. Patterson were elected to the board of directors for three year terms at the Issuer's 2008 annual meeting. The MP Entities retain the right to designate a third director at any time during which it meets the relevant ownership requirement.

The Senior Subordinated Notes will mature on March 31, 2015.  The Senior Subordinated Notes are unconditionally guaranteed on a senior subordinated basis by certain of the Issuer’s domestic wholly owned subsidiaries.  Pursuant to the Security Agreement relating to the Senior Subordinated Notes, dated March 31, 2008, among the Issuer, certain of its subsidiaries and Wilmington Trust Company (the “Security Agreement”), the Senior Subordinated Notes are secured by a senior subordinated lien on certain of the Issuer’s assets, including, among other things, the interest payments due from assets covered by the Override Agreement (as defined below). The Indenture contains restrictive covenants, including, among other things, limitations on the Issuer’s and its subsidiaries’ ability to issue redeemable stock and preferred stock, pay dividends or distributions, redeem or repurchase capital stock or restrict dividends.

The Principal Participation Agreement entitled the Participants thereto to receive monthly payments in an amount equal to the principal payments received on a certain portfolio of the Issuer’s mortgage securities after deducting principal payments due under the financing agreements that relate to such assets, beginning March 16, 2009 through March 31, 2015, unless earlier terminated. As described above, on November 26, 2008, due to the satisfaction of the Triggering Event, the Principal Participation Agreement was terminated pursuant to its terms.

On March 31, 2008, Thornburg Mortgage Advisory Corporation, a Delaware corporation (the “Manager”) that manages the operations of the Issuer, and certain stockholders of the Manager signed a Participation Agreement, dated as of March 31, 2008, with MP TMAC LLC (the “TMAC Participation Agreement”) whereby MP TMAC LLC shall acquire a 75% participation (the “Participation”) in certain fees and other compensation paid to the Manager by the Issuer under the management agreement between the Issuer and the Manager (the “Management Agreement”) and in consideration for the Participation, MP TMAC LLC shall grant the Manager an option (the “Option”) to acquire an aggregate of 2.5264% of the fully-diluted authorized and issued shares of Common Stock (not to exceed 78,113,785 shares of Common Stock) for an exercise price of $0.01 per share. The Option will be exercisable upon and from time to time after the Triggering Event. The Manager agreed to transfer the Option to the counterparties signatories to the Override Agreement, dated March 17, 2008, among the Issuer, the other lien grantor party thereto, and the counterparties thereto, as amended on March 27, 2008 (the “Override Agreement”).  MP TMAC LLC shall offer each other Subscriber (other than its affiliates) the opportunity to participate on the same terms and conditions as MP TMAC LLC in the Participation on a pro rata basis based on the amount of such Subscriber’s total investment under the Purchase Agreement over $1.35 billion.

So long as MP TMAC LLC (or any other participant) and its affiliates holds 30% of the Participation (a “Major Participant”), the prior written consent of such participant shall be required before the Manager may enter into, amend, modify, supplement or terminate, or waive any provision under, any material contract of the Manager, including without limitation the Management Agreement, any employment agreement or other contracts relating to employees of the Manager, or other contracts relating to the Issuer.  A Major Participant may request the Manager’s board of directors to take any action or refrain from taking any action with respect to any matter pertaining to the Manager, on the one hand, and either the Issuer or any current or prospective employee, consultant or adviser of the Manager, on the other hand.  If the board of directors of the Manager (or, as the case may be, the stockholders of the Manager signatories to the participation agreement) shall unreasonably fail to implement such a request in a timely manner, then the Major Participant which made the request shall have the right to elect to designate up to a majority of the members of the Manager’s board of directors.

If a participant and its affiliates cease to beneficially own any securities of the Issuer, then the Manager may elect in writing within 30 days of its knowledge of such event to purchase all but not less than all of such participant’s Participation at the fair market value thereof (mutually agreed upon in good faith by the participant and the Manager’s board of directors) within 90 days of the delivery of the election to purchase.

The foregoing descriptions of the Purchase Agreement, Override Agreement, Warrant Agreement, Principal Participation Agreement, Indenture, Security Agreement and TMAC Participation Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit to this Statement and incorporated herein by this reference in its entirety.

Item 5.   Interest in Securities of the Issuer

(a)-(b) As of November 26, 2008, TMA Ltd. was the direct owner of Additional Warrants exercisable into 114,249,521 shares of Common Stock and each of MP TMA L.P. and MP TMA (Cayman) L.P. was the direct owner of 6,390,043 shares and 1,903,364 shares of Common Stock, respectively.  Based on information provided by the Issuer, 175,977,141 shares of Common Stock were outstanding as of November 26, 2008.  Based on the above information, as of November 26, 2008, after only giving effect to exercise of the Additional Warrants held by the Reporting Persons, but not to exercises of any other warrants, the Reporting Persons beneficially own 42.2% of the shares of Common Stock then outstanding.  Assuming that all of the other warrants issued on November 26, 2008 were exercised, the Reporting Persons would beneficially own 27.1% of the shares of Common Stock then outstanding.

Matlin Partners (Cayman) holds approximately 23.0 percent of the ownership interests of TMA Ltd. and TMA (Cayman) holds the remaining 77.0 percent of the ownership interests in TMA Ltd.  Matlin Partners (Delaware) holds 100 percent of the ownership interests in MP TMA. Matlin Partners (Cayman) holds 100 percent of the ownership interests in MP TMA (Cayman).  Matlin Global Partners is the general partner of each of TMA (Cayman), the Matlin Partners, MP TMA and MP TMA (Cayman) and, as a result, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the Class B Warrants and the shares of Common Stock beneficially owned by TMA Ltd., MP TMA and MP TMA (Cayman).  Matlin Advisers, as the investment adviser of TMA (Cayman) and the Matlin Partners, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the Class B Warrants and the shares of

Common Stock beneficially owned by TMA Ltd., MP TMA and MP TMA (Cayman).  Matlin Asset Management holds 100 percent of the voting interest in and equity of Matlin Advisers and holds 100 percent of the voting interest in Matlin Global Partners.  MatlinPatterson holds 100 percent of the equity of Matlin Asset Management.  Each of Matlin Asset Management, as the sole member of Matlin Advisers and a holder of 100% of the voting interest in Matlin Global Partners, MatlinPatterson, as the sole member of Matlin Asset Management, and Messrs. Matlin and Patterson (each of whom is a holder of 50 percent of the membership interests in MatlinPatterson), has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by TMA Ltd., MP TMA and MP TMA (Cayman).  As a result, each of the Matlin Partners, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Messrs. Matlin and Patterson may be deemed to beneficially own the shares of Common Stock directly owned by TMA Ltd., MP TMA and MP TMA (Cayman).  Each of the Reporting Persons disclaims beneficial ownership of the shares held by TMA Ltd., MP TMA L.P. and MP TMA (Cayman) L.P., except to the extent such Reporting Person holds an indirect pecuniary interest therein, and the inclusion of these shares in this Statement shall not be construed as an admission that such person is, for the purposes Section 13(d) of the Exchange Act, or for any other purpose, the beneficial owner of any securities covered by the Statement.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

The information set forth or incorporated by reference into Items 2 and 4 is hereby incorporated by reference herein.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by reference herein.

Schedule 13D

Item 7.

Material to Be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement, dated as of December 8, 2008, among the Reporting Persons.
2.1

Purchase Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the Subscribers party thereto (filed as Exhibit 10.3 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

2.2

Form of Amendment No. 1 to the Purchase Agreement and Consent of Majority Participants, dated June 30, 2008 (filed as Exhibit 10.2 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K dated July 3, 2008, and hereby incorporated herein by reference).

2.3

Form of Consent of Majority Participants, dated July 10, 2008 (filed as Exhibit 10.1 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K dated July 11, 2008, and hereby incorporated herein by reference).

2.4

Form of Consent of Majority Participants, dated September 30, 2008 (filed as Exhibit 10.1 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K dated October 6, 2008, and hereby incorporated herein by reference).

3.1

Override Agreement, dated March 17, 2008, among Thornburg Mortgage, Inc., the other lien grantor party thereto, and the counterparties thereto, as amended on March 27, 2008 (filed as Exhibit 10.1 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K dated March 19, 2008, and hereby incorporated herein by reference).

3.2

Amendment No. 1 to the Override Agreement, dated as of March 27, 2008 (filed as Exhibit 10.1 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K/A dated April 4, 2008, and each hereby incorporated herein by reference).

4

Warrant Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the warrantholders party thereto (filed as Exhibit 10.5 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

Schedule 13D

5.1

Principal Participation Agreement, dated as of March 31, 2008, among Thornburg Mortgage, Inc. and the Participants party thereto (filed as Exhibit 10.6 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

5.2

Amendment No. 1 to the Principal Participation Agreement, dated June 30, 2008 (filed as Exhibit 10.2 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K dated July 3, 2008, and hereby incorporated herein by reference).

6.1

Indenture relating to the Senior Subordinated Notes of Thornburg Mortgage, Inc. due 2015, dated March 31, 2008, among Thornburg Mortgage, Inc., the Note Guarantors party thereto and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

6.2

First Supplemental Indenture to the Indenture, dated September 30, 2008 (filed as Exhibit 4.1 to Thornburg Mortgage, Inc.’s Current Report on Form 8-K dated October 6, 2008, and hereby incorporated herein by reference).

7

Security Agreement relating to the Senior Subordinated Notes, dated March 31, 2008, among Thornburg Mortgage, Inc. and certain of its subsidiaries, and Wilmington Trust Company, as Note Lien Collateral Agent (filed as Exhibit 10.8 to Thornburg Mortgage, Inc’s Current Report on Form 8-K/A dated April 4, 2008, and hereby incorporated herein by reference).

8

Participation Agreement, dated as of March 31, 2008, by and among Thornburg Mortgage Advisory Corporation, MP TMAC LLC and certain stockholders of Thornburg Mortgage Advisory Corporation (filed as Exhibit 11 to MatlinPatterson LLC’s Schedule 13D dated April 10, 2008, and hereby incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.  A power of attorney in respect of the signing authority of Robert H. Weiss to sign this Statement on behalf of each of David J. Matlin and Mark R Patterson was filed as Exhibits 24.1 and 24.2, respectively, to MatlinPatterson LLC’s Form 4/A, filed with the Commission on October 31, 2008, and are hereby incorporated herein by reference.

Dated:  December 8, 2008

Signatures:	TMA Ltd. By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Director
By: /s/ Lawrence M. Teitelbaum_______________ Name: Lawrence M. Teitelbaum Title: Director
TMA (Cayman) L.P. By: MATLINPATTERSON GLOBAL PARTNERS III LLC, its General Partner By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person
MATLINPATTERSON GLOBAL PARTNERS III LLC By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person
MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Chief Executive Officer Name: Robert H. Weiss Title: attorney-in-fact

Schedule 13D

MATLINPATTERSON ASSET MANAGEMENT LLC By: MATLINPATTERSON LLC, its Manager By: /s/ Robert H. Weiss, as-attorney-in fact for David J. Matlin, Member Name: Robert H. Weiss Title: attorney-in-fact
MATLINPATTERSON LLC By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Member Name: Robert H. Weiss Title: attorney-in-fact
DAVID J. MATLIN By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin Name: Robert H. Weiss Title: attorney-in-fact
MARK R. PATTERSON By: /s/ Robert H. Weiss, as attorney-in-fact for Mark R. Patterson Name: Robert H. Weiss Title: attorney-in-fact

Schedule I

The tables below set forth the names, position and business address of the directors of TMA Ltd. and the executive officers of each of MatlinPatterson Global Partners III LLC and MatlinPatterson Global Advisers LLC. Each individual named below is a United States citizen.

TMA LTD.
Name	Position	Address
Robert H. Weiss	Director	c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor New York, New York 10022
Lawrence M. Teitelbaum	Director	c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor New York, New York 10022

MatlinPatterson Global Partners III LLC
Name	Position	Address
David J. Matlin	Chief Executive Officer	c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor New York, New York 10022
Mark R. Patterson	Chairman	c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor New York, New York 10022
Lawrence M. Teitelbaum	Chief Financial Officer	c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor New York, New York 10022
Robert H. Weiss	General Counsel	c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor New York, New York 10022

MatlinPatterson Global Advisers LLC
Name	Position	Address
David J. Matlin	Chief Executive Officer	c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor New York, New York 10022
Mark R. Patterson	Chairman	c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor New York, New York 10022
Lawrence M. Teitelbaum	Chief Financial Officer	c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor New York, New York 10022
Robert H. Weiss	General Counsel	c/o MatlinPatterson Global Advisers LLC 520 Madison Avenue, 35th Floor New York, New York 10022